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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3 )



                            SPEIZMAN INDUSTRIES, INC.
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   847805 10 8
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                                Page 1 of 4 Pages

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--------------------------                                ----------------------
CUSIP NO.  847805 10 8           SCHEDULE 13G                Page 2 of 4 Pages
--------------------------                                ---------------------
                               (AMENDMENT NO. 3)


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert S. Speizman
               ###-##-####

--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)   |_|
               not a member of a group

         (b)   |_|

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
                         5         SOLE VOTING POWER

      NUMBER OF                          711,819
                        --------------------------------------------------------
        SHARES           6         SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                           26,650
                        --------------------------------------------------------
         EACH            7         SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                           711,819
                        --------------------------------------------------------
         WITH            8         SHARED DISPOSITIVE POWER

                                          26,650
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         738,469

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  *

                                         n/a

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                         21.3

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON *

                                         IN

--------------------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 4 Pages

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--------------------------                                ----------------------
CUSIP NO.  847805 10 8           SCHEDULE 13G                Page 3 of 4 Pages
--------------------------                                ---------------------
                               (AMENDMENT NO. 3)


ISSUER:                                 Speizman Industries, Inc.
TITLE OF CLASS OF  SECURITIES:          Common Stock, par value $.10 per share
REPORTING PERSON:                       Robert S. Speizman
SOCIAL SECURITY NUMBER OF
     REPORTING PERSON:                  ###-##-####

         The following are the changes in the information reported in the previous filing of Schedule 13G, dated February 13, 1996:

Item 4        OWNERSHIP:

              (A)   AMOUNT BENEFICIALLY OWNED

                    635,649    shares owned directly
                     76,170    shares subject to presently exercisable options
                               or options that become exercisable in March 1997
                     26,650    shares held by spouse as custodian for child
                    738,469    shares beneficially owned

              (B)   PERCENT OF CLASS

                    21.3%

              (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                    (i)    Sole power to vote or direct the vote:

                              635,649    shares owned directly
                               76,170    shares subject to presently exercisable
                                         options or options that become
                                         exercisable in March 1997
                              711,819

                    (ii)   Shared power to vote or direct the vote:

                               26,650    shares held by child

                    (iii)  Sole power to dispose or direct the disposition of:

                              635,649    shares owned directly
                               76,170    shares subject to presently exercisable
                                         options or options that become
                                         exercisable in March 1997
                              711,819

                    (iv)  Shared power to dispose or direct the disposition of:

                               26,650    shares held by child


                               Page 3 of 4 Pages

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--------------------------                                ----------------------
CUSIP NO.  847805 10 8           SCHEDULE 13G                Page 4 of 4 Pages
--------------------------                                ---------------------
                               (AMENDMENT NO. 3)


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     February  14, 1997
                                                              Date


                                                /s/ Robert  S. Speizman
                                                           Signature

                                                       Robert S. Speizman
                                                         Name/Title